UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022.

_____________________

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1. Press release dated March 17, 2022.

Item 1

Convening Notice for Annual General Meeting of Shareholders

MILLICOM INTERNATIONAL CELLULAR S.A.

Registered Address:

2, Rue du Fort Bourbon

L-1249 Luxembourg, Grand Duchy of Luxembourg

– R.C.S. Luxembourg: B 40.630 –

I. NOTICE

The annual general meeting (“AGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom” or the “Company”) is hereby convened to be held virtually (i.e., without a physical presence) on Wednesday, May 4, 2022, at 2:00 p.m. Central European Time ("CET").

The Company continues to monitor developments regarding the coronavirus (COVID-19) and related instructions from the Luxembourg Ministry of Health and other competent authorities in and outside of Luxembourg. Due to these circumstances, Millicom is taking precautionary measures to limit the exposure for its employees, shareholders and stakeholders, and the Board of Directors (the “Board”) resolved to hold this year's AGM without a physical presence, in accordance with Luxembourg law. The shareholders are therefore hereby informed that it will not be possible to attend the AGM physically this year. Shareholders are in this context reminded that they may exercise their rights at the AGM solely by voting by proxy as further specified below.

To vote by proxy, please follow the instructions in section IV: “Right to participate at the AGM”.

II. AGENDA

The AGM will consider and vote on the agenda points listed below. Please refer to section IX: “Notes to the Agenda Points of the AGM” to find detailed information about these proposals.

1.	To elect the Chair of the AGM and to empower the Chair to appoint the other members of the bureau of the meeting. [Note]

2.	To receive the management reports of the Board and the reports of the external auditor on the annual accounts and the consolidated accounts for the year ended December 31, 2021.

3.	To approve the annual accounts and the consolidated accounts for the year ended December 31, 2021.

4.	To allocate the results of the year ended December 31, 2021 to unappropriated net profits to be carried forward. [Note]

5.	To discharge all the Directors of Millicom for the performance of their mandates during the year ended December 31, 2021. [Note]

6.	To set the number of Directors at nine (9). [Note]

7.	To re-elect Mr. José Antonio Ríos García as a Director for a term ending at the annual general meeting to be held in 2023 (the "2023 AGM"). [Note]

8.	To re-elect Ms. Pernille Erenbjerg as a Director for a term ending at the 2023 AGM. [Note]

9.	To re-elect Mr. Odilon Almeida as a Director for a term ending at the 2023 AGM. [Note]

10.	To re-elect Mr. Bruce Churchill as a Director for a term ending at the 2023 AGM. [Note]

11.	To re-elect Mr. Mauricio Ramos as a Director for a term ending at the 2023 AGM. [Note]

12.	To re-elect Mr. James Thompson as a Director for a term ending at the 2023 AGM. [Note]

13.	To re-elect Ms. Mercedes Johnson as a Director for a term ending at the 2023 AGM. [Note]

14.	To re-elect Mr. Lars-Johan Jarnheimer as a Director for a term ending at the 2023 AGM. [Note]

15.	To elect Mr. Tomas Eliasson as a Director for a term ending at the 2023 AGM. [Note]

16.	To re-elect Mr. José Antonio Ríos García as Chairman of the Board for a term ending at the 2023 AGM. [Note]

17.	To approve the Directors’ remuneration for the period from the AGM to the 2023 AGM. [Note]

18.	To re-elect Ernst & Young S.A., Luxembourg as the external auditor for a term ending on the date of the 2023 AGM and to approve the external auditor remuneration to be paid against an approved account. [Note]

19.	To approve an instruction to the Nomination Committee. [Note]

20.	To approve the Share Repurchase Plan. [Note]

21.	To vote on the 2021 Remuneration Report. [Note]

22.	To approve the Senior Management Remuneration Policy. [Note]

23.	To approve the share-based incentive plans for Millicom employees. [Note]

III. KEY DATES

April 12, 2022	Deadline to propose additional items to the agenda
April 14 – April 20, 2022	Conversion stoppage
April 20, 2022	Voting Record Date
April 28, 2022	Deadline to submit proxies
May 4, 2022	AGM

IV. RIGHT TO PARTICIPATE AT THE AGM

The following persons who comply with the procedure below, and hold shares or SDRs on April 20, 2022 at 24.00 CET (the "Voting Record Date") are eligible to vote at the AGM1:

(1) Holders of Millicom shares traded on the Nasdaq Stock Market in the US (“Nasdaq US”) under the ticker symbol TIGO (“Millicom Shareholders”) that are registered with the Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), including those held by Cede & Co (“DTCC”), and

1 However, notwithstanding anything to the contrary herein, the Bureau of the AGM shall have the discretionary power to exceptionally accept the voting of a shareholder or SDR holder at the AGM, even if the relevant proxy has a formal deficiency or was received after the deadlines contained herein.

(2) Holders of SDRs traded on Nasdaq Stockholm under the ticker symbol TIGO SDB (“Millicom SDR Holders”) that are registered with Euroclear Sweden AB (“Euroclear Sweden”).

Conversion stoppage. Conversions from SDRs into shares, and vice versa, will not be permitted from April 14, 2022 (included) up to April 20, 2022 (included). Millicom SDR Holders and Millicom Shareholders who seek to convert their SDRs to shares, or vice versa (which can be done in accordance with the procedures set out on Millicom’s website at https://www.millicom.com/media/4787/millicom-conversion-process.pdf), should take into consideration the dates and times noted above.

Instructions for voting by Millicom Shareholders are shown below. Instructions for voting by Millicom SDR Holders are shown on the next page.

1.	Millicom Shareholders (US)

Eligible Millicom Shareholders

Voting is reserved to Millicom Shareholders duly registered with Broadridge and/or held by DTCC, on the Voting Record Date (as defined above) at 24.00 CET and who vote in accordance with these procedures.

Beneficial owners. Beneficial owners of shares that are registered in the name of a nominee or broker (including nominees or brokers that hold shares through DTCC) have the right to instruct their nominee or broker on how to vote with a voter instruction form (“VIF”), or as may otherwise be established by the nominee or broker.

Beneficial holders who wish to vote directly must request the nominee or broker, that appears as the registered shareholder on the Voting Record Date, to issue a legal proxy which allows the beneficial owner to vote his or her shares directly.

Beneficial owners who do not vote via their brokers/nominees or do not have a legal proxy are not eligible to vote.

Ways to vote and deadline
By proxy: registered shareholders may submit the power of attorney form (“Millicom Shareholder Proxy Form”) containing their voting instructions, such that it is received no later than on April 28, 2022.
Channels to submit the Millicom Shareholder Proxy Form

1.   Online: The Company has sent by post the invitation letter and the Millicom Shareholder Proxy Form needed to vote at the AGM. The Millicom Shareholder Proxy Form includes a control number. Votes can be cast using the control number at https://east.proxyvote.com/pv/web

If you consider that you are eligible to vote but you have not received the control number by post and you would like to submit your vote online, please contact Millicom at information@millicom.com

2.   By post: The Millicom Shareholder Proxy Form can be submitted by post. The original completed, dated and signed Millicom Shareholder Proxy Form should be mailed to the address provided in the form. Millicom Shareholders that choose to send the Millicom Shareholder Proxy Form by post should also send a scanned copy to: information@millicom.com

Millicom Shareholder Proxy Forms and all supporting documents can be downloaded from Millicom’s website: https://www.millicom.com/our-company/governance/shareholder-meetings/

2.	Millicom SDR Holders (Sweden)

Eligible Millicom SDR Holders

Voting is reserved to Millicom SDR Holders duly registered with Euroclear Sweden as of the Voting Record Date (as defined above) at 24.00 CET and who vote in accordance with these procedures.

Re-registration. In order to exercise their rights at the AGM, Millicom SDR Holders whose SDRs are registered in the name of a broker or nominee must temporarily re-register the SDRs in their own name in the records maintained by Euroclear Sweden. Millicom SDR Holders wishing to re-register must inform their broker/nominee well in advance of the Voting Record Date so that they appear on the records maintained by Euroclear Sweden at 24.00 CET on the Voting Record Date.

Note that the re-registration process can take up to 10 business days, and Millicom SDR Holders who have not re-registered will not be eligible to vote at the AGM. As such, we strongly recommend commencing the re-registration process as soon as possible.

Ways to vote and deadline

By proxy: registered Millicom SDR Holders may submit the power of attorney form (“Millicom SDR Holder Proxy Form”) containing their voting instructions, such that it is received no later than on April 28, 2022.

Channels to submit the Millicom SDR Holder Proxy Form

1.   Online: The Company has sent by post the invitation letter to vote at the AGM. The invitation letter includes a pin code. Votes can be cast using the pin code online at https://anmalan.vpc.se/Millicom/frmEntre.aspx.

Alternatively, if you have a Swedish BankID (available for Swedish individuals only) then it is also possible to vote online at https://anmalan.vpc.se/euroclearproxy using your BankID (instead of the pin-code).

If you are a Millicom SDR Holder eligible to vote at the AGM but have not received the invitation letter, and you would like to submit your vote online, please contact Euroclear Sweden at: millicom@euroclear.com or by phone: +468-401-43-11 between 9:00 a.m. and 4:00 p.m. CET.

2.   By post: The SDR Holder Proxy Form can be submitted by post. The original completed, dated and signed SDR Holder Proxy Form shall be mailed to the address provided in the form. Millicom SDR Holders that choose to send the SDR Holder Proxy Form by post should also send a scanned copy to: millicom@euroclear.com

SDR Holder Proxy Forms and all supporting documents can be downloaded from Millicom’s website: https://www.millicom.com/our-company/governance/shareholder-meetings/

V. SHARE CAPITAL, QUORUM, AND MAJORITY

As of March 15, 2022, Millicom had 101,739,217 outstanding shares, each with nominal value of USD 1.50, and each share is entitled to one vote. As of March 15, 2022, Millicom held 1,269,782 shares in treasury. The number of shares held in treasury by Millicom will be updated on the Voting Record Date to calculate the voting results. Voting rights attached to shares held in treasury are suspended by law.

There is no quorum of presence requirement for the AGM. The AGM agenda items are adopted by a simple majority of the shares represented.

VI. RIGHT TO PROPOSE NEW ITEMS TO THE AGENDA

One or several shareholders representing, individually or collectively, at least 5% of the share capital of Millicom reserve the right to add additional items to the agenda of the AGM.

These rights shall be exercised in writing and submitted to Millicom by mail at Millicom’s Registered Address, attention: Company Secretary, and by e-mail to information@millicom.com, such that they are received no later than April 12, 2022, and the revised agenda will be published by Millicom, no later than April 19, 2022. Shareholder(s) requesting to add an item to the agenda must provide:

(i)	a reason or motivation for such petition,

(ii)	a draft of the resolution to be presented at the AGM, and

(iii)	a postal and e-mail address to which the acknowledgment of receipt of their request may be sent by Millicom. Such acknowledgment will be sent within forty-eight (48) hours of receipt of the request.

VII. ABILITY TO ASK QUESTIONS AHEAD OF THE AGM

Shareholders have the right to ask questions about items on the agenda of the AGM ahead of the meeting. The Company will on a best-efforts basis provide responses to the questions on the Company’s website. Questions must be received by the Company by April 28, 2022. Questions must be sent by e-mail to: information@millicom.com and include the shareholder’s full name and address and proof of ownership of Millicom shares on the Voting Record Date.

VIII. SUPPORTING DOCUMENTS AND INFORMATION

The following documents and information related to the AGM are available to shareholders at the Registered Address of Millicom and on Millicom's website www.millicom.com/our-company/governance/shareholder-meetings/:

-	this Convening Notice;

-	the Millicom Shareholder Proxy Form – Nasdaq US;

-	the Millicom SDR Holder Proxy Form – Nasdaq Stockholm;

-	the draft resolutions of the AGM;

-	Millicom’s annual accounts and consolidated accounts for the year ended December 31, 2021, together with the management report(s) of the Board and the report(s) of the external auditor on the annual accounts and consolidated accounts;

-	U.S. General Federal Income Tax Considerations for U.S. holders of Millicom shares and SDRs;

-	the Nomination Committee's motivated statement explaining its proposals regarding the Board and information on the proposed new Directors; and

-	the 2021 Remuneration Report.

Shareholders may also receive a copy of the above-mentioned documents by sending a request by mail to the Millicom Registered Address, attention: Company Secretary, or by e-mail to information@millicom.com.

IX. NOTES TO THE AGENDA POINTS OF THE AGM

AGM – item 1: CHAIR OF THE MEETING

Millicom's Nomination Committee proposes Mr. Alexander Koch, attorney at law (Avocat à la Cour/Rechtsanwalt), with professional address in Luxembourg, to preside over the virtual AGM.

In the event of Mr. Alexander Koch’s absence, the Chairman of the Board – or in the absence of the Chairman of the Board, any member of the Board virtually present at the AGM – shall be empowered to appoint from amongst the persons virtually present at the meeting the individual that will preside over the AGM.

The Chair of the AGM shall be empowered to appoint, from among the persons virtually present at the meeting the other members of the bureau of the meeting (i.e., the Secretary and the Scrutineer).

AGM – item 4: RESULTS ALLOCATION

On a parent-company basis, Millicom generated a profit of USD 204,806,298 for the fiscal year ended December 31, 2021. The Board proposes to allocate the result to unappropriated net profits to be carried forward.

AGM – item 5: DISCHARGE OF DIRECTORS FOR THEIR PERFORMANCE

To discharge of all the current and former Directors of Millicom who served at any point in time during the financial year ended December 31, 2021 for the performance of their mandates.

AGM – items 6-16: ELECTION OF THE DIRECTORS

The Nomination Committee proposes that the Board shall consist of nine (9) directors.

The Nomination Committee proposes that Mr. Odilon Almeida, Mr. Bruce Churchill, Ms. Pernille Erenbjerg, Mr. Lars-Johan Jarnheimer, Ms. Mercedes Johnson, Mr. José Antonio Ríos García and Mr. James Thompson be re-elected as Non-Executive Directors of Millicom for the term beginning at the AGM and ending at the 2023 AGM. The Nomination Committee proposes that Mr. Mauricio Ramos be re-elected as an Executive Director of Millicom for the term beginning at the AGM and ending at the 2023 AGM.

The Nomination Committee proposes that Mr. Tomas Eliasson be elected as a new Non-Executive Director of Millicom for the term beginning at the AGM and ending at the 2023 AGM.

Ms. Sonia Dulá has decided not to seek re-election as a Director of Millicom.

The Nomination Committee, supported by the Board, proposes that Mr. José Antonio Ríos García be re-elected as Chairman of the Board for a term beginning at the AGM and ending at the 2023 AGM.

The Nomination Committee's motivated statement regarding the Board’s composition includes additional information about the newly proposed Director and is available on Millicom's website.

AGM – item 17: DIRECTORS’ REMUNERATION POLICY AND FEES

Directors’ Remuneration Policy

In proposing remuneration for the Directors, the Nomination Committee considers many factors, including the size and complexity of the business, the number of board and committee meetings, the amount of responsibility related to each role, as well as market practice. The Nomination Committee also appoints an external compensation consultant to provide advice and benchmarking. The Chairman of the Board of Millicom does not participate in discussions or decision-making regarding Director remuneration.

No remuneration is paid to Executive Directors.

Remuneration to Non-Executive Directors comprises cash-based and share-based components, weighted toward shares to align with the compensation philosophy and guidelines of the Company set out in item 22. Non-Executive Directors appointed to Board Committees receive cash-based compensation for each appointment.

Share-based compensation is in the form of fully paid-up shares of Millicom common stock. There are no retention, vesting or other holding conditions attached to the shares. Such shares are provided from the Company’s treasury shares or alternatively issued within Millicom’s authorized share capital exclusively in exchange for allocation from the premium reserve (i.e., for nil consideration from the relevant Directors). Share-based compensation is calculated by dividing the approved remuneration by the average Millicom closing share price on the Nasdaq Stock Market in the US for the three-month period ending on April 30, 2022, provided that shares shall not be issued below par value.

In respect of Non-Executive Directors who do not serve an entire term, remuneration will be pro-rated pro rata temporis.

Directors’ Remuneration

The Nomination Committee proposes the compensation for the period from the date of the AGM to the date of the 2023 AGM, as follows:

	Cash 2022/2023 (USD)	Shares 2022/2023 (USD)
Chairman of the Board (1)	105,000	210,000
Deputy Chairman (1)	75,000	160,000
Non-Executive Board Members (6)	55,000	105,000
Audit Committee Chair (1)	45,000	-
Audit Committee Members (3)	22,500	-
Compensation Committee Chair (1)	25,000	-
Compensation Committee Members (2)	12,500	-
Compliance and Business Conduct Committee Chair (1)	25,000	-
Compliance and Business Conduct Committee Members (2)	12,500	-
Total	722,500	1,000,000

AGM – item 18: ELECTION OF THE AUDITOR AND FEES

The Nomination Committee, in accordance with the recommendation of Millicom’s Audit Committee, proposes that Ernst & Young S.A. Luxembourg be re-elected as external auditor for a term beginning at the AGM and ending at the 2023 AGM.

The proposal from the Nomination Committee, and recommendation from the Audit Committee, is based on an evaluation of external audit firms, last conducted in 2020 and on an internal evaluation of the performance of Ernst & Young S.A. Luxembourg performed in February 2022.

The Nomination Committee proposes that the auditor’s remuneration be paid against an approved account.

AGM – item 19: INSTRUCTION TO THE NOMINATION COMMITTEE

The Nomination Committee proposes that the following Instruction to the Nomination Committee shall apply until new instructions have been adopted. In the event any applicable law or stock market regulation requires a change to this procedure, the Nomination Committee shall take any steps necessary or proper to ensure compliance with such rules.

The work of preparing the following agenda items for the annual general meeting shall be performed by a Nomination Committee:

(i)	To propose the Chair of the annual general meeting;

(ii)	To set the number of Directors of the Board;

(iii)	To propose candidates to be elected or re-elected as Directors and the term of their appointment;

(iv)	To propose the remuneration of the Directors;

(v)	To propose the election or re-election of the external auditor and its remuneration; and

(vi)	To propose a new / amended instruction to the Nomination Committee, if deemed appropriate.

The Nomination Committee shall be formed in consultation with the largest shareholders as of the last business day of June 2022. The Nomination Committee shall consist of at least four members (except that the Nomination Committee may consist of less than four members to the extent that the ten largest shareholders have been given the opportunity to appoint a member and more than six of those largest shareholders have declined) and comprise:

(i)	the Chairman of the Board, and

(ii)	at least three members appointed by shareholders, each appointed by one of the largest shareholders which has chosen to appoint a member.

The majority of the members of the Nomination Committee are to be independent of the Company and its executive management. At least one member of the Nomination Committee must be independent of the Company’s largest shareholder in terms of votes or any group of shareholders who act in concert in governance of the Company. The Chairman of the Board shall act as the Nomination Committee’s convener, and the members of the Nomination Committee will appoint the Nomination Committee’s Chairman at their first meeting, provided that the Chairman of the Board may not serve as the Chairman of the Nomination Committee. Before the assignment is accepted, a proposed member of the Nomination Committee shall carefully consider any conflict of interest or other circumstances that makes membership of the Nomination Committee inappropriate. The Chief Executive Officer or other members of the executive management, while not members of the Nomination Committee, may be invited by the Chairman of the Nomination Committee to participate in meetings of the Nomination Committee as considered appropriate.

The Nomination Committee is appointed for a term of office commencing at the time of its formation, which must be no later than six months before the annual general meeting and ending when a new Nomination Committee is formed. If a member resigns during the Nomination Committee’s term of office, and provided that the Nomination Committee finds this prudent, the shareholder that appointed the resigning member may be asked to appoint a new member, provided that the shareholder is still one of the largest shareholders of Millicom. If that shareholder declines to appoint a new member, the Nomination Committee may choose to ask the next largest qualified shareholder to appoint a Nomination Committee member and so on.

In the event of changes to the ownership structure of the Company, whereby a shareholder that has appointed a member to the Nomination Committee significantly reduces its shareholding, the Nomination Committee may decide to change its composition and invite the new larger shareholder(s) to appoint a member of the Nomination Committee. In its decision, the Nomination Committee shall inter alia take into account the status of its work, the time remaining to the annual general meeting and the nature of the change in ownership. If more than three months remain until the annual general meeting, however, a shareholder that has become amongst the three largest shareholders shall always, at its request, have the right to appoint a member of the Nomination Committee.

The Nomination Committee shall have the right to receive, upon request, personnel resources, such as secretarial services from Millicom, and to charge Millicom with costs for recruitment consultants and related travel if deemed necessary.

AGM – item 20: SHARE REPURCHASE PLAN

The Board proposes that the meeting resolves to cancel the share repurchase plan approved by the AGM held on May 4, 2021, and approve a new Share Repurchase Plan on the following terms:

1.	To authorize the Board, at any time between May 4, 2022 and the date of the 2023 annual general meeting of shareholders, to repurchase Millicom's common shares and Swedish Depository Receipts (SDRs), hereafter individually and collectively referred to as the “Shares”, in accordance with applicable laws and regulations in force, and in particular the Luxembourg law of 10 August 1915 on commercial companies, as amended (the "Luxembourg Commercial Companies Law") (the "Share Repurchase Plan"), and subject to the following conditions:

2.	The transactions under the Share Repurchase Plan may be carried out by any permitted means, including but not limited to entering into market, off-market, over-the-counter and mutual agreement transactions, through payment in cash or in kind, using distributable profits, available reserves, new shares issue, derivative financial instruments or any other financing mechanism.

3.	While the primary purpose of the Share Repurchase Plan is set out below, the Share Repurchase Plan may be carried out for all purposes allowed, or which would become authorized by, the applicable law and regulations.

4.	The maximum number of Shares that may be acquired shall not exceed ten per cent (10%) of Millicom's outstanding share capital as of the date when the start of the share repurchase program is announced by press release.

5.	Repurchase transactions under the Share Repurchase Plan may be made at acquisition prices per Share as follows:

a.	For Shares repurchased on a regulated market where the shares are traded, the price per Share shall be within the registered interval for the share price prevailing at any time (the so-called spread), that is, the interval between the highest buying rate and the lowest selling rate of the Shares on the market on which the purchases are made.

b.	For any other Shares repurchased, the price per share may not exceed 110% of the most recent closing trading price of the Shares on the Nasdaq Stock Market in the U.S., provided that the minimum repurchase price is above SEK 50 (or USD equivalent).

6.	The Share Repurchase Plan may not have the effect of reducing Millicom's net assets and reserves under the limit required by the Luxembourg Commercial Companies Law or the Articles of Association of the Company.

7.	Only fully paid-up Shares may be included in repurchase transactions made under the Share Repurchase Plan.

The primary purposes of this resolution are to provide the Board with more options in its efforts to deliver long-term shareholder value and total shareholder return, and to provide a method to secure availability of Shares for Board remuneration and Millicom’s share-based incentive plans.

The Board is hereby authorized to:

(i)	transfer all or part of the Shares repurchased under the Share Repurchase Plan to employees of the Millicom Group in connection with any existing or future Millicom share-based incentive plans,

(ii)	use the purchased Shares to meet obligations arising from debt financial instruments exchangeable into equity instruments,

(iii)	use the repurchased Shares as consideration for merger and acquisition purposes, including joint ventures and the buy-out of minority interests in Millicom’s subsidiaries or joint ventures, as the case may be, in accordance with the limits set out in the Luxembourg Commercial Companies Law,

(iv)	cancel the repurchased Shares and Shares held in treasury from Shares repurchased under previous Share repurchase plans, and

(v)	any other purpose not expressly prohibited by applicable law.

All powers are hereby granted to the Board, with the power to delegate and substitute, to ensure the implementation of this authorization, conclude all agreements, carry out all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary or proper for the execution of any decisions made in connection with this authorization.

The Share Repurchase Plan supersedes and replaces all other previous share repurchase plans of Millicom, which are deemed cancelled.

AGM – item 21: 2021 REMUNERATION REPORT

The Board proposes that the AGM provides an advisory vote on Millicom’s remuneration report for the financial year ended on December 31, 2021 (the “2021 Remuneration Report”), pursuant to Article 7ter. of the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders at general meetings of listed companies, as amended. The Nomination Committee will consider this advisory vote when reviewing the Director Remuneration Policy, and the Board will consider this advisory vote when reviewing the Senior Management Remuneration Policy in the future.

The 2021 Remuneration Report is available on Millicom’s website: https://www.millicom.com/our-company/governance/shareholder-meetings/.

AGM – item 22: SENIOR MANAGEMENT REMUNERATION POLICY

The Board proposes that the AGM resolves on the following guidelines and policy for remuneration and other employment terms for the senior management for the period up to the 2023 AGM.

Compensation philosophy and guidelines:

•	Competitive and fair – Levels of pay and benefits to attract and retain the right people.

•	Drive the right behaviors – Reward policy and practices that drive behaviors supporting our Company strategy and business objectives.

•	Shareholder alignment – Variable compensation plans that support a culture of entrepreneurship and performance and incorporate both short-term and longer-term financial and operational metrics strongly correlated to the creation of shareholder wealth. Long-term incentives are designed to maintain sustained commitment and ensure that the interests of our Global Senior Management Team are aligned with those of our shareholders.

•	Pay for performance – Total reward structured around pay in line with performance, providing the opportunity to reward strong corporate and individual performance. A significant proportion of top management's compensation is variable (at risk) and based on measures of personal and Company performance directly attributable to short-term and long-term value creation.

•	Transparency – Millicom is committed to expanding transparency, including disclosure around pay for performance, links to value creation, etc. We are also investing in HR information systems to facilitate measurement and internal communications related to incentive composition, including performance metrics, pay equity, goal setting and pay-for-performance relationships.

•	Market competitive and representative remuneration – Compensation is designed to be market competitive and representative of the seniority and importance of roles, responsibilities and geographical locations of individuals (with the majority of the Global Senior Management Team roles located in the U.S.)

•	Retention of key talent – Variable compensation plans include a significant portion of share-based compensation, the payout of which is conditional on future employment with the Company for three-year rolling periods, starting on the grant date.

•	Executive management to be ‘invested’ – The Global Senior Management Team, through Millicom’s share ownership guidelines, is required to reach and maintain a significant level of personal ownership of Millicom shares.

Objectives of senior management compensation:

•	Fixed salary and benefits: to ensure that Millicom can attract, motivate and retain senior management, within the context of Millicom’s international talent pool, which consists of Telecommunications, Media & Fast-Moving Consumer Goods (“FMCG”) companies.

•	Short Term Incentives (“STI”): to incentivize senior management to execute strategic plans in operational decision making to achieve short-term performance goals impacting performance and enhancing the value of the Company. In general, 30% of the STI is based on individual performance, and the remaining 70% based on achievement of financial targets, as well as operational targets.

•	Long Term Incentives (“LTI”): to align senior management long-term incentives with the long-term interests of shareholders, encouraging long-term value creation, retention and management focus on long-term value and commitment to the Company. LTI payouts are in share units and based on company cumulative aggregate cash flow, and revenue targets approved by the Compensation Committee and the Board, as well as to shareholder return. Millicom emphasizes the “one team” mentality – by maintaining unified goals and objectives in the long-term incentive program for the executive leadership team with the purpose of driving the successful achievement of three-year performance goals designed to enhance long-term value of the Company.

Benchmarking of Executive Management Compensation: For the Chief Executive Officer (“CEO”) and Executive Vice Presidents (“EVPs”), compensation is benchmarked against a peer group, which includes PayPal Holdings Inc., Lumen Technologies Inc., Dish Network Corp., Altice USA, Inc., American Tower Corp., Sirius XM Holdings Inc., United Stated Cellular Corp., Liberty Latin America Ltd., AMC Networds Inc., SBA Communications Corp., Cable One Inc., and WideOpenWest Inc.

Senior Management Remuneration Policy

(i) Base salary and benefits

Base annual salaries shall be competitive and based on individual responsibilities and performance. The base salary and other benefits of the CEO are proposed by the Compensation Committee and approved by the Board, and the base salary and benefits of direct reports to the CEO (i.e., EVPs) are proposed by the CEO and approved by the Compensation Committee.

(ii) Variable remuneration

Senior management may receive variable remuneration in addition to base salary. The variable remuneration consists of (a) Short-term Incentives (STI), and (b) Long-term Incentives (LTI).

The amounts and percentages for variable remuneration are based on pre-established goals and targets related to the performance of both Millicom and individual employees, as summarized below and presented in detail in item 23.

(a)	Short-term Incentives (STI)

The STI consists of two components: a cash bonus and a restricted share units-based component (the Deferred Share Plan, or “DSP”). For certain Millicom operations, the deferred share component is calculated as deferred cash.

STI performance measures are aligned with Millicom’s strategy to expand broadband, to monetize mobile data, drive convergence, accelerate B2B, go digital and provide the best customer service and experience. These measures, and relative weightings (shown below) are designed to reflect Millicom’s strategic goals of encouraging profitable operations, efficient use of capital, overall growth and customer focus:

(i)	Service Revenue (20%),

(ii)	Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) (20%),

(iii)	Operating Free Cash Flow after Leases* (“OFCFal”) (20%),

(iv)	Relational Net Promoter Score (“rNPS”) (10%), and

(v)	Personal Performance** (30%).

* EBITDA less CAPEX (OCF), less changes in working capital and other non-cash items and taxes paid (OFCF), less lease capital and interest repayments.

** Personal Performance is assessed on achievement of personalized qualitative and quantitative goals aligned to the overall strategy and objectives of the Company.

The DSP seeks to attract and retain management and high-potential employees, by rewarding for past performance and incentivizing longer-term service. It is part of Millicom’s short-term incentive program and as such the Board deems that pro rata vesting (30%/30%/40%) over a three-year period is reasonable in order to achieve the objectives of Millicom’s overall compensation and reward strategy.

Modifications compared to the 2021 STI

For the 2022 STI, we move to relational NPS, as it measures how customers feel about the company/brand as a whole, providing a bigger picture of the overall customer relationship, relative to the competition.

We have also introduced a gateway metric to focus our attention to the cyber security threats. If the gateway is not reached there will be no payout on the Personal Performance component.

Eligibility

Eligibility for participation in the DSP component of the STI is limited to members of Millicom’s Global Senior Management, which comprises the CEO, the EVPs, Corporate Vice Presidents (“VPs”), and Country General Managers (“GMs”), plus Corporate Directors, and Country-based Directors reporting directly to Country General Managers (“GM-1”). Additionally, employees designated as being “key talents” or having “critical skills” may be nominated to participate in the DSP (the “DSP Participants”). Currently, 309 individuals are included in this group. Other employees participate in the STI and are eligible to receive a cash bonus, but do not participate in the DSP.

2022 DSP (based on 2021 performance)

Information on the 2022 DSP, including performance measures and payout scales (based on performance in 2021), and the number of share awards to be granted, are described in agenda item 23 below.

2023 DSP (based on 2022 performance)

Millicom has maintained the same overall design for the 2023 DSP (while a portion of the LTI opportunity has been moved into the DSP, as described below). The 2023 DSP share awards will vest (subject to the participant still being employed by Millicom) 30% in Q1 2024, 30% in Q1 2025 and 40% in Q1 2026. The 2023 DSP will be presented for approval at the 2023 AGM, once all final details, including maximum number of share awards to be granted, are known.

(b)	Long-term Incentive Plan (“LTI”)

The LTI is a performance-based share plan (“PSP”) whereby share awards granted fully vest at the end of a three-year period, subject to achievement against performance measures and fulfillment of conditions. These measures, and their relative weightings, are shown below:

(i)	Service Revenue, with a specific 3-year target (30%),

(ii)	Operating cash flow after leases (“OCFaL”), with a specific 3-year target (50%), and

(iii)	Relative Total Shareholder Return (“TSR”) vis-a-vis a peer group of companies (20%)

For certain Millicom operations, this award is calculated as deferred cash, and the components are OCFaL (50%) and Service Revenue (50%).

2022 PSP share awards are granted in Q1 of 2022 and will vest, subject to achievement of the performance conditions, at the end of the three-year period ending on December 31, 2024.

Modifications compared to the 2021 LTI

We have removed the Restricted Share Units (“RSU”) component from the LTI, thus reducing the LTI opportunity for 2022, and made a corresponding increase in the DSP and redistributed the weight for the remaining components of the LTI. The result for the CEO is to have 100% of the CEO’s total incentive target tied to performance while not increasing the total variable pay target:

	2021	2022
STI Cash target	100%	100%
STI DSP target	100%	265%
LTI performance target	312%	315%
LTI time vested RSU target	168%	0%
Total	680%	680%

Eligibility

Eligibility for participation in the LTI is limited to members of Millicom’s Global Senior Management Team (GSMT), which is defined by Millicom’s internal role grading structure and consists of the CEO, EVPs, VPs and GMs. Currently, 41 individuals are included in this group.

2022 PSP (based on 2022-2024 performance)

Information on the 2022 PSP, including performance measures and payout scales (based on performance from 2022 to 2024), and the number of share awards to be granted, is included in agenda item 23 below.

(iii) Other benefits

Other benefits can include, for example, car allowance, medical coverage and, in limited cases, while on an expat assignment, housing allowance, school fees, and home leave.

(iv) Pension

The Global Senior Management Team is eligible to participate in a global retirement saving plan which also covers death and disability insurance. This global plan is secured through premiums paid to insurance companies. Company contributions to the global defined contribution retirement saving plan range between 10% - 15% of the executive’s base pay.

Notice of termination and severance pay

If the employment of Millicom’s most senior management is terminated, a notice period of up to 12 months could potentially apply.

Other Policies and Practices

The Board regularly reviews best practices in executive compensation and governance and revises policies and practices when appropriate.

Deviations from the policy and guidelines

In special circumstances, the Board may deviate from the above policy and guidelines, including additional variable remuneration in the case of exceptional performance.

Where such deviation relates to the CEO’s remuneration, the Board may temporarily deviate from the above policy and guidelines until the 2023 AGM to ensure the long-term interests and continuity of Millicom or guaranty its viability.

Independent Advisor

The Board has retained Mercer as its independent compensation consultant. Mercer provides advice, executive benchmarking data and best practices and makes suggestions based on its knowledge of the market.

AGM – item 23: SHARE-BASED INCENTIVE PLANS

As outlined in the proposed guidelines and policy for senior management remuneration in agenda item 22 above (and the corresponding guidelines approved at the 2021 AGM), variable compensation includes the following share-based incentive plans:

(i) a short-term Deferred Shares Plan (DSP), and

(ii) a three-year Performance Share Plan (PSP).

There is no requirement under Swedish law for Millicom (as a Luxembourg company) to obtain shareholder approval of share-based incentive plans. Nonetheless, following past practice and in alignment with the expectations of Millicom’s shareholders, the Board proposes that the meeting resolves to approve the 2022 DSP, the 2022 PSP and the granting of share awards under both plans, as further described below.

Governance of the Plans

The Compensation Committee of the Board monitors and evaluates programs for variable remuneration (both ongoing programs and those that have ended during the year), the manner in which the guidelines for remuneration to senior management adopted at the Annual General Meeting have been applied, and the current remuneration structure and levels of remuneration in Millicom. The design of each share-based plan is reviewed each year to ensure that:

•	The programs are well aligned with the interest of shareholders;

•	The programs are designed to help attract, motivate and retain the competencies needed in Millicom’s senior management; and

•	The programs have a positive effect on Millicom’s development and thus are beneficial for both Millicom and its shareholders.

The Compensation Committee determines when an offer for the grant of share awards shall be made, the eligible employees to whom such offer shall be made and the terms governing the offer for the grant of share awards, in accordance with the principles adopted by the AGM. The Compensation Committee shall also have the right to resolve on more detailed terms and conditions in accordance with the Senior Management Remuneration Policy.

The Board approves the detailed terms and conditions of the share-based compensation plans, in accordance with the terms and guidelines set out herein. In connection therewith, the Board is entitled to make adjustments to meet foreign regulations or market conditions, and, in connection with delivery of shares to participants, offer share settlement in order to cover the participant’s tax costs upon vesting.

The Board may make certain other adjustments, including deciding to reduce the delivery of shares for all participants, or for certain categories of participants covered by the 2022 PSP and 2022 DSP, if material changes occur within Millicom or in the market that, in the Board's assessment, mean that the terms and conditions for the allotment of shares under the plans no longer fulfil the main objectives of the plans.

Preparation of the Proposal

Millicom's Compensation Committee has prepared the 2022 DSP and the 2022 PSP in consultation with external advisors. The plans have been reviewed at meetings of the Compensation Committee in 2021 and in the first months of 2022.

(i) Proposed 2022 DSP (based on 2021 performance)

The proposed 2022 DSP is based on a target percentage of the annual base salary of each participant and the performance related to the 2021 financial year. Each share unit granted carries a non-transferable right to receive one share in Millicom on the relevant vesting date. Eligibility for participation in the 2022 DSP is described in item 22.

Calculation

STI compensation is calculated as Base Salary X a pre-determined % of base salary X plan performance.

Performance measures (based on 2021 performance) and payout scale

Performance is measured on the extent to which performance targets (group, regional, or country level as applicable to each individual) are achieved, as follows:

Performance measure	% of the DSP
Service revenue (SR)	20%
EBITDA (earnings before interest, tax, depreciation and amortization)	20%
OFCFaL (Operating Free Cash Flow after Leases)	20%
tNPS (transactional net promoter score)	10%
Personal performance	30%

Payout is based on a linear scale with minimum, target and maximum achievement of performance measures (except personal performance) as follows:

Achievement	Payout
Achievement less than 95% of target	0%
Achievement at 100% of target	100%
Achievement at or above 104% SR, 106% EBITDA 107% OFCFaL and 1110% tNPSof target	200%

Personal performance is based on the rating scale below, whereby employees rated “does not meet” do not receive any STI compensation, and employees rated ‘partially meets’ are not eligible to participate in the 2022 DSP.

Performance rating	Does not meet	Partially meets	Meets	Exceeds	Exceptionally Exceeds
Payout	0%	15% on cash component. 0% on share component.	30%	45%	60%

Payment / vesting

If the AGM approves the 2022 DSP, and thereby the granting of share awards to the DSP Participants, the STI is paid 50% in cash and 50% in DSP shares. For employees not participating in the DSP, or to the extent that the DSP is not approved by the AGM, the STI (including the portion that would have been provided as shares) will be a cash bonus. The share awards will vest (generally subject to the participant still being employed by Millicom) 30% in Q1 2023, 30% in Q1 2024 and 40% in Q1 2025.

Grant of share awards

884,311 share units were granted, conditional on AGM approval as per the above, under the DSP plan in Q1 2022, representing approximately 0.9% of the outstanding shares and outstanding votes.

(ii) Proposed 2022 PSP

The proposed 2022 PSP represents 100% of the 2022 LTI and rewards PSP Participants based on performance measures achieved between 2022 and 2024. Each share unit granted as part of the 2022 PSP, carries a non-transferable right to receive one share in Millicom on the relevant vesting date. Eligibility for participation in the 2022 PSP is described in item 22.

Calculation

The number of PSP share units per participant is based on seniority and ranges from 35% to 315% at target (for the CEO) of base annual salary (as of January 1, 2022) as follows:

Seniority	% of base annual salary (range)
Country General Managers and Corporate Vice Presidents	35%-70%
CEO and Executive Management Team	85%-315%

Performance measures

Each PSP share unit will vest as one Millicom share, subject to the achievement of the following performance measures:

Performance measure	% of the PSP
OCFaL, with a specific 3-year target from 2022 to 2024	50%
Service Revenue, with a specific 3-year target from 2022 to 2024	30%
Relative Total Shareholder Return (“TSR”) vis-a-vis a peer group* of companies over the period from January 1, 2022 to December 31, 2024	20%

* The peer group used for assessment of the Relative Total Shareholder Return consists of America Movil, TIM Brazil, TEF Brazil, Entel Chile, LiLac, Telecom Argentina, Grupo Televisa and Megacable Payout Scale

The following linear payout scale is applied to the OCFaL and Service Revenue performance measures, with a zero payout for achievement less than 80%, a 100% payout for 100% achievement (“Target”) and a 200% payout for 120% or more achievement (“Maximum”):

OCFaL and Service Revenue achievement	<80%	90%	95%	100%	105%	110%	115%	120%
Payout	0%	50%	75%	100%	125%	150%	175%	200%

The following linear payout scale is applied to the Relative TSR performance measure:

Relative TSR (median)	<100%	100%	105%	110%	115%	120%
Payout	0%	100%	125%	150%	175%	200%

In addition, participants who receive a ‘does not meet’ performance rating are not eligible to participate in the PSP in the following year.

Payment / vesting

The share awards vest after a three-year vesting period, in Q1 2025, subject to achievement of performance measures and the participant being employed by Millicom at the time of vesting.

Grant of share awards

A maximum of 618,516 share units are granted under the PSP plan representing approximately 0.6% of the outstanding shares and 0.6% of the outstanding votes.

Share ownership requirements

Participants in the PSP are subject to Millicom’s Share Ownership Policy, which requires them to hold all shares vested (post tax) under either the PSP or the DSP and maintain the following minimum levels of share ownership:

Seniority	% of base annual salary
CEO	400%
CFO and Senior EVPs	200%
EVPs	100%
Other participants	50%

Accounting, cost and maximum number of shares

Both the DSP and PSP are accounted for in accordance with IFRS 2, which requires the cost of share awards to be recorded as employee costs in the income statement over the vesting period, based on the number of shares expected to vest and the fair value of those shares. Elements specific to each plan are as follows:

(i) 2022 DSP

No expense is recognized for DSP share awards that do not ultimately vest. Vesting of the shares is not dependent on market conditions. The number of shares that may vest, approximate cost and percentage of outstanding shares (based on a share price of USD 23.94) are as follows:

	Shares that may vest	Approximate cumulative three-year cost (SEK)	Approximate cumulative three-year cost (USD)	% of outstanding shares
At Maximum	884,311	196 million	20.4 million	0.90%

The costs and dilution are expected to have only a marginal effect on key ratios of Millicom.

Information on performance of the 2022 STI and on the 2023 DSP grant will be presented in Millicom’s 2022 Annual Report.

(ii) 2022 PSP

No expense is recognized for share awards that do not ultimately vest, except for PSP share awards where vesting is conditional upon a market condition which are treated as vested regardless of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied.

The cost of the 2022 PSP is allocated over the vesting period and is calculated in two distinct components as follows:

1)	As the TSR measure is based on market conditions, the fair value of the share units in the PSP requires adjustment for future market-based conditions. For this, a specific valuation was performed on the grant date based on the probability of the TSR conditions being met (including the extent to which they are expected to be met) and the expected payout based upon leaving conditions.

2)	The Service Revenue and OCFaL performance components are non-market measures which are considered together with a leaving (forfeiture) estimate and based initially on a target fulfilment expectation.

The number of shares that may vest, approximate cost and percentage of outstanding shares (based on a share price of USD23.94) are as follows:

	Shares that may vest	Approximate cumulative three-year cost (SEK)	Approximate cumulative three-year cost (USD)	% of outstanding shares
At Target	309,258	74 million	7.7 million	0.3%
At Maximum	618,516	149 million	15.4 million	0.6%

The reference share price related to the market conditions for the PSP is USD 32.46. The reference price for the non-market measure is USD 23.09.

Cost and dilution are expected to have only a marginal effect on key ratios of Millicom.

Information about the performance results and the outcome of the 2022 PSP will be presented in Millicom’s 2024 Annual Report.

Hedging arrangements and delivery of shares

The undertaking to deliver shares to the participants in the 2022 DSP and 2022 PSP will be fulfilled either by Millicom transferring its own treasury shares or, if required, by acquiring and transferring shares or issuing new shares.

Delivery of shares, subject to the terms of conditions of the plans, will be made free of charge.

Information regarding other incentive programs in Millicom

Please refer to the 2021 Annual Report and the Company's website www.millicom.com, for further information regarding all Millicom's on-going share or share price-related incentive programs.

Board of Directors	March 17, 2022

The personal data of SDR holders and shareholders collected from the SDR/share register, notification of attendance to the AGM as well as information regarding representatives and advisors will be used for registration, drawing up of voting list for the AGM and, where applicable, minutes from the AGM. The personal data will be processed in accordance with the General Data Protection Regulation (Regulation (EU) 2016/679 of the European Parliament and of the Council) in force as of May 25, 2018.

For more information, please contact:

AGM Inquiries: Patrick Gill, Company Secretary +352 27 759 603 Maria Florencia Maiori, Senior Legal Counsel information@millicom.com

Press: Yocasta Valdez, Group Manager Digital Media & Communications +1-305-929-5417 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786-628-5270 investors@millicom.com Sarah Inmon, Director Investor Relations +1 786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services dedicated to emerging markets in Latin America and Africa. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2021, Millicom employed approximately 21,000 people and provided mobile services through its digital highways to around 58 million customers, with a fiber-cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit: millicom.com. Connect with Millicom on Twitter, Instagram, Facebook and LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: March 17, 2022